January 9, 2014

VIA EDGAR TRANSMISSION

Mr. Larry L. Greene
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C.  20549

RE:	The Aegis Funds (the “Trust”)
File Nos. 333-192535

Dear Mr. Greene:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on January 8, 2014 regarding the Trust, with respect to Pre-Effective Amendment No. 1 to its Registration Statement filed on Form N-14/A (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) on January 8, 2014.  The Registration Statement proposes a reorganization transaction ("Reorganization") pursuant to which the Aegis Value Fund, a separate investment series of the Trust (the “Acquiring Fund”), will acquire all of the assets of, and assume all of the liabilities of, Aegis Value Fund, Inc. (the “Fund”).

For your convenience in reviewing the Acquiring Fund’s responses, your comments are included in bold typeface below, immediately followed by the Acquiring Fund’s response.

General

Comment 1.	In connection with responding to the Staff’s comments, please provide, in writing, a statement from the Acquiring Fund acknowledging that:

1.
In connection with the comments made by the staff (the “Staff”) of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Acquiring Fund and its management are solely responsible for the content of such disclosure;

2.
The Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
Neither the Acquiring Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

Response:
The Trust, on behalf of the Acquiring Fund, acknowledges that: (1) in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Acquiring Fund and its management are solely responsible for the content of such disclosure; (2) the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and (3) neither the Acquiring Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

Comment 2.
In the section entitled “Questions and Answers” which precedes the Proxy Statement, and in the body of the Proxy Statement state that, “No material change will be made to the manner in which the Acquiring Fund operates without Board approval and appropriate amendments to the Acquiring Fund’s Prospectus and SAI.”

Response:
The Trust has added the following disclosure to the “Questions and Answers” under “How will this affect my investment”, as well as on page 9 of the Proxy Statement under section I, subsection E.1, “Summary of the Proposed Reorganization”.

“AFC intends to implement the investment objective and principal investment strategies of the Acquiring Fund in the same manner as it has implemented the investment objective and principal investment strategies of the Fund and will review with the Board of Trustees of the Acquiring Fund any proposed material change to manner in which it seeks to implement the Acquiring Fund's principal investment strategies.  AFC intends to seek the Board’s approval of amendments to the Acquiring Fund’s principal investment strategies that are necessary to implement the change.  The Acquiring Fund intends to amend its Prospectus and SAI as required by applicable law to reflect any amendment to its principal investment strategies.”

Comment 3.
In Part B, Statement of Additional Information, please clarify under “Additional Information About Investments and Risks” that, with respect to borrowing and illiquid securities, if the Acquiring Fund at any time exceeds the maximum permissible investment percentage limitations, the Acquiring Fund will take action to bring it back into compliance as required by the SEC guidance, rules and regulations.

Response:	The Trust will make the requested changes.

*     *     *     *     *     *

We trust that the responses set forth above adequately address your comments.  If you have any additional questions or require further information, please contact Paul Miller at (202) 737-8833 or Edward Paz at (414) 765-5366.

Sincerely,

THE AEGIS FUNDS

/s/ Scott L. Barbee
Scott L. Barbee
President

cc:           Paul Miller, Seward & Kissel LLP
Edward Paz, U.S. Bancorp Fund Services, LLC